EXHIBIT 99.1

[FOUR SEASONS LOGO]                                                         NEWS

       FOUR SEASONS AND JMB CONFIRM INTENTION TO SELL RITZ-CARLTON CHICAGO

June 7, 2005 - Toronto, Canada - Four Seasons Hotels Inc. (TSX Symbol "FSH.SV"; NYSE Symbol "FS") and Urban Investment ("Urban"), a subsidiary of JMB Realty Corporation ("JMB"), indirect owner of the Ritz-Carlton Chicago, confirmed today that they have agreed to begin a process to sell all or part of the ownership interest in the Hotel. Four Seasons and Urban have also agreed that, upon completion of the sale, Four Seasons will cease managing the Hotel and will be entitled to receive payment, an amount which Four Seasons believes will compensate it for the value of its long-term management contract.

Four Seasons has managed the Ritz-Carlton Chicago since 1977. During this period, the Hotel has established an exceptional reputation in the Chicago community and among discerning travelers everywhere.

"We are honored to be associated with this outstanding property and take pride in the leadership it has enjoyed over the years," said Neil Bluhm, President, Urban. "We have made significant investments at the Ritz-Carlton in recent years, and we believe the time is ideal to maximize the value of our investment there. We are also in the process of making a major investment in the Four Seasons Hotel Chicago, which is widely recognized as one of the world's finest luxury properties."

"As one of the first hotels we managed in the United States, the Ritz-Carlton Chicago holds a special place in our company's history. Its reputation could not have been achieved without the strong motivation, intuitive dedication and hard work of the Hotel's employees," said Isadore Sharp, Chairman and Chief Executive Officer, Four Seasons Hotels and Resorts. "We understand that current market conditions offer a unique opportunity to our long-term partner and we look forward to continuing to work with them here in Chicago at the Four Seasons."

Four Seasons will continue to manage the Ritz-Carlton Chicago throughout the sale process. The sale will be handled by Eastdil Realty of Santa Monica.

                                      # # #

Contact:   Douglas L. Ludwig                       Patrick J. Meara
           Four Seasons Hotels and Resorts         JMB Realty Corporation
           Chief Financial Officer and             Senior Vice President
           Executive Vice President                (312) 915-1934
           (416) 441-4320